EXHIBIT 99.1

Evaxion to present two-year clinical efficacy data from phase 2 trial with AI-designed personalized cancer vaccine EVX-01 at the ESMO Congress 2025

COPENHAGEN, Denmark, July 25, 2025 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will be presenting two-year clinical efficacy data from its phase 2 trial with lead compound EVX-01 at the European Society for Medical Oncology (ESMO) Congress 2025 to be held in Berlin, Germany, from October 17-21, 2025.

Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer). The trial has yielded numerous convincing data already, including interim one-year data presented at the ESMO Congress in September 2024. Data demonstrated a 69% Overall Response Rate, reduction in tumor target lesions in 15 out of 16 patients, and a positive correlation between the AI-Immunology™ platform predictions and immune responses induced by the individual neoantigens in the EVX-01 vaccine (p=0.00013).

“We are delighted to have the two-year data from the EVX-01 phase 2 trial accepted for presentation at the ESMO Congress 2025. As one of the most important and prestigious medical oncology conferences in the world, the congress will be a great place for us to present the data to a large audience, including potential partners,” says Birgitte Rønø, CSO and interim CEO of Evaxion.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Presentation details

Abstract Title:	EVX-01, a personalized cancer vaccine, induces potent T-cell responses and durable disease control in advanced melanoma: 2-year follow-up
Abstract#:	#6308
Presentation#:	1516MO
Track:	Mini oral session: Investigational immunotherapy
Location:	Nuremberg Auditorium - Hall 5.2
Date/Time:	October 17 at 14:10 - 14:15 CEST
Presenter:	Dr. Muhammad Adnan Khattak, Director, Oncology, One Clinical Research, Hollywood Private Hospital & Edith Cowan University, Perth, WA, Australia

About EVX-01

EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is a personalized therapy designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In the completed phase 1/2a clinical trial (NCT03715985), assessing EVX-01 in combination with a PD-1 inhibitor, eight of twelve metastatic melanoma patients (67%) had objective clinical responses, with two complete and six partial responses.

In addition, vaccine-induced T cells were detected in all patients and a significant correlation between clinical response and the AI-Immunology™ predictions was observed, underlining the predictive power of the platform.

Contact information

Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion

Evaxion is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement

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